Mail Stop 3720

December 12, 2006

Mr. Hong Liang Lu
President and Chief Executive Officer
UTStarcom, Inc.
1275 Harbor Bay Parkway
Alameda, California 94502

   Re: **UTStarcom, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed June 1, 2006 and as amended June 26, 2006

       Form 10-Q for Fiscal Quarter Ended June 30, 2006
       File No. 0-29661

Dear Mr. Lu:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director